

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

James Bernau
Chief Executive Officer
Willamette Valley Vineyards, Inc.
8800 Enchanted Way SE
Turner, Oregon 97392

       Re: Willamette Valley Vineyards, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2022
           File No. 333-265961

Dear Mr. Bernau:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing